PROXY FOR COMMON SHARES SOLICITED ON BEHALF OF
THE MANAGEMENT OF VASOGEN INC.


This proxy is solicited by the Management of Vasogen Inc. (the "Company") in conjunction with the annual and special meeting (the "Meeting") of shareholders of the Company to be held at Toronto, Ontario, on Tuesday, April 3, 2007, at 4:30 p.m. (Toronto time) at the MaRS Discovery District, South Tower, 101 College Street, Toronto, Ontario. A shareholder has the right to appoint as the shareholder's proxy a person (who need not be a shareholder) other than those designated below, by inserting the name of such other person in the blank space provided.

The undersigned shareholder of the Company hereby appoints Terrance H. Gregg, Chairman of the Company, or, failing him, Jacqueline H.R. Le Saux, Secretary of the Company, or, instead of either of them ____________________ as proxy of the undersigned with full power of substitution to attend, vote, and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Meeting, and at any adjournment(s) thereof. Specifically, all the common shares registered in the name of the undersigned are to be voted as indicated below and may be voted at the discretion of such proxy with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. If no choice is specified, the individual named as proxy shall vote in favor of the items of business set forth in items 1 to 10 below.



                           1. VOTE [_] OR WITHHOLD FROM VOTING [_] on the election of seven directors;

                           2.       VOTE [_] OR WITHHOLD FROM VOTING [_]
                                    on the reappointment of KPMG LLP, Chartered
                                    Accountants, as the auditor of the Company and to authorize the directors to fix the auditor's remuneration;

                           3.       VOTE FOR [_] OR AGAINST [_]
                                    amendment of the Company's 2003 Employee
                                    Stock Option Plan to increase the number of common shares issuable thereunder.

                           4.       VOTE FOR [_] OR AGAINST [_]
                                    amendment of the Company's 2003 Employee
                                    Stock Option Plan related to its amending provisions.

                           5.       VOTE FOR [_] OR AGAINST [_]
                                    amendment of the Company's 2003 Employee
                                    Stock Option Plan to provide for the
                                    issuance of restricted stock and restricted stock units.

                           6.       VOTE FOR [_] OR AGAINST [_]
                                    amendment of the Company's Director Stock
                                    Option Plan 2003 related to its amending provisions.

                           7.       VOTE FOR [_] OR AGAINST [_]
                                    amendment of the Company's Directors'
                                    Deferred Share Unit and Stock Plan to
                                    increase the number of common shares
                                    issuable thereunder.

                           8.       VOTE FOR [_] OR AGAINST [_]
                                    amendment of the Company's Directors'
                                    Deferred Share Unit and Stock Plan related to its amending provisions.

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                           9.       VOTE FOR [_] OR AGAINST [_]
                                    amendment of the Company's articles of
                                    continuance to consolidate the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation common share of the Company for each ten
                                    (10) pre-consolidation common shares of the Company.

                           10.      VOTE FOR [_] OR AGAINST [_]
                                    the confirmation of the Company's new
                                    general by-law.


                           The undersigned hereby revokes any proxy previously given to attend and vote at said Meeting.

                           DATED the __________ day of __________________, 2007.

                           ----------------------------------------------------
                           Signature of Common Shareholder

                           ----------------------------------------------------
                           Name of Shareholder
                           (Please Print)

                           NOTES:
                           1. Please sign exactly as your name appears on your share certificate and return this proxy at once, using the return envelope enclosed. You may also fax it to 416.368.2502, or hand deliver it to Vasogen Inc., C/O CIBC Mellon, 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6.
                           1. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where common shares are held jointly, each owner must sign. Where the shareholder is a corporation, this proxy must be signed by an authorized officer or attorney.
                           2. If this proxy is not dated in the above space, it is deemed to bear the date on which it was mailed by the Company.